Exhibit 99.1

Qiao Xing Universal: CECT Stands out Among Domestic
and Foreign Mobile Phone Players in 2004

     HUIZHOU, Guandong, China, Dec. 27 /Xinhua-PRNewswire/ — Qiao Xing Universal Telephone, Inc (Nasdaq:XING) announced today that in 2004, the sales volume of mobile phones under the brand name CECT is experiencing continuous growth. This has been highlighted by the league table for market share: a ranking of mobile phone handset brands (both domestic and foreign brand name) in the China market. According to a survey by Sino-Market Research Limited, in October 2004, CECT’s ranking moved up eleven places, compared with March 2004. Better still, in November 2004, it moved up one place from the previous month.

     “It is known to all that 2004 was a cold winter for most of China’s domestic mobile phone players. In the keen competition against foreign brand names, they encountered quite a lot difficulties including lack of core technology, being in the down stream of the global procurement chain and excessive inventories,” Mr. Wu ZhiYang ,CEO of CEC Telecom, Ltd and Vice Chairman of XING, said “ As a whole, China’s domestic players suffered a shrink in market share in 2004 compared with 2003. To our fortune, CECT is such a good exception that it is recognized by industry commentators as a dark horse in China’s mobile phone market in the same year.

     “CECT has made technology the core of its competitiveness since its inception. We already have an R&D team composed of hundreds of people. In 2004, CECT launched scores of new fashionable mobile phones and achieved substantial breakthrough regarding the Research and Development of high-end mobile phones including smartphones, camera mobile phones, PDA mobile phones and mobile phones with handwriting recognition software. Recently, we have launched six more mobile phone models. These include camera mobile phones with 1.3 million pixels, enhanced mini PDA mobile phones and currently the thinnest camera mobile phone in China.

     “By mastering mobile phone core technology, we have effectively improved the gross margin of our products and been more responsive to the market demand. In addition to strong R&D capabilities, our success also came from three areas: First, we emphasize cost control thoroughly in the process of procurement and production, which has led to more competitive price and reasonable gross margin. Let’s take the mini PDA for instance. The price of such a product is nearly RMB1000 (USD121) less expensive than the similar ones under other brand name while the gross margin is no less; secondly, each model of CECT brand name mobile phones has been specially designed for a specific consumer group. With such market subdivision strategy, our products met with fewer rivals in the targeted market. Finally, we strictly arrange our production according to realistic market demand. CECT didn’t suffer from excessive inventory in 2004. On the contrary, some of our new products such as T868 even fell short of demand at one time.

     “In 2005, we will continue to make R&D our top priority. Our 3G terminal products has been available and is expected to be launched to the market immediately after the 3G licenses are issued. We are confident that the sales revenue and the profit of CECT brand mobile phones will continue to grow very rapidly in the year 2005.

     About Qiao Xing Universal Telephone, Inc.

     In August 1995, Qiao Xing Universal Telephone, Inc. became one of the largest and first telephone manufacturers in China to receive the ISO 9001 Quality System Accreditation award. The Company currently distributes over 200 models of corded and cordless telephones through an extensive network of more than 5,000 retail stores throughout China. In May 2002, Qiao Xing’s 80 percent owned subsidiary Qiao Xing Mobile Communication Co., Ltd. acquired a 65 percent interest in CEC Telecom Ltd (CECT), which was formally approved by all the necessary government authorities on 8 Feb 2003. For more details, please visit http://www.cosun-xing.com .

Forward-looking statements

     This release contains certain forward-looking statements concerning recent and future economic performance and the plans and objectives of management for future operations. These forward-looking statements can be identified by the use of such words as “project,” “expect” and “anticipate,” and variations of such words. Such forward-looking information involves risks and uncertainties that include, but not limited to, those relating to economical, political, legal and social conditions in the People’s Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global economic conditions.

For more information, please contact:

Rick Xiao, IR Director,
Qiao Xing Universal Telephone, Inc.
Email: rickxiao@qiaoxing.com

     SOURCE Qiao Xing Universal Telephone, Inc.

     -0- 12/27/2004

     /CONTACT: Rick Xiao of Qiao Xing Universal Telephone, +86-752-282-0268, or rickxiao@qiaoxing.com /

     /Web Site: http://www.cosun-xing.com